FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of September 2023
Commission File Number: 001-10306

NatWest Group plc

Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as Company announcements in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

Exhibit No. 1	Publication of Supplementary Prospectus dated 08 September 2023
Exhibit No. 2	Barclays Global Financial Services Conference dated 12 September 2023
Exhibit No. 3	Bank of America Annual Financials Conference dated 19 September 2023
Exhibit No. 4	Director/PDMR Shareholding dated 19 September 2023
Exhibit No. 5	Total Voting Rights dated 29 September 2023

Exhibit No. 1

NatWest Group plc

Publication of Supplementary Prospectus

The following supplementary prospectus has been approved by the Financial Conduct Authority and is available for viewing:

Supplementary Prospectus dated 8 September 2023 to the NatWest Group plc £40,000,000,000 Euro Medium Term Note Programme of 7 December 2022.

To view the full document, please paste the following URL into the address bar of your browser:

http://www.rns-pdf.londonstockexchange.com/rns/9114L_1-2023-9-8.pdf

A copy of the above Supplementary Prospectus has been submitted to the National Storage Mechanism and will shortly be available for inspection at:

https://data.fca.org.uk/#/nsm/nationalstoragemechanism

For further information, please contact:

Scott Forrest
Head of NatWest Treasury DCM
Tel: +44 (0) 7747 455 969

DISCLAIMER - INTENDED ADDRESSEES

Please note that the information contained in the Supplementary Prospectus (and the Prospectus to which it relates) may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus) only and is not intended for use and should not be relied upon by any person outside of these countries and/or to whom the offer contained in the Prospectus and the Supplementary Prospectus is not addressed. Prior to relying on the information contained in the Prospectus and the Supplementary Prospectus you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.

Your right to access this service is conditional upon complying with the above requirement.

Legal Entity Identifier

NatWest Group plc	2138005O9XJIJN4JPN90

Exhibit No. 2

NatWest Group plc - Barclays Global Financial Services Conference

Katie Murray, Chief Financial Officer, will participate in a fireside chat at the Barclays Global Financial Services Conference on Tuesday 12th September 2023 at 8:15am EDT (1:15pm BST).  A live webcast will be available on our website https://investors.natwestgroup.com/

For further information:

Investor Relations
Alexander Holcroft
Head of Investor Relations
+44 (0) 20 7672 1758

LEI: 2138005O9XJIJN4JPN90

Exhibit No. 3

NatWest Group plc - Bank of America Annual Financials CEO Conference

Katie Murray, CFO, will participate in a fireside chat at the Bank of America Annual Financials CEO Conference on Tuesday 19th September 2023 at 9:30am BST.  A live and on-demand webcast will be available on our website www.natwestgroup.com/ir

For further information:

Investor Relations
Alexander Holcroft
Head of Investor Relations
+44 (0) 20 7672 1758

LEI: 2138005O9XJIJN4JPN90

Exhibit No. 4

19 September 2023

NatWest Group plc

INITIAL NOTIFICATION OF TRANSACTIONS OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY (PDMRs) IN ACCORDANCE WITH ARTICLE 19 OF THE MARKET ABUSE REGULATION

NatWest Group plc (the Company) announces that the PDMRs set out below acquired ordinary shares of £1.0769* each in the Company (Shares) (ISIN: GB00BM8PJY71) on 15 September 2023. The Shares were acquired through the reinvestment of the ordinary dividend paid by the Company on 15 September on Shares which the PDMRs had originally acquired in accordance with the Company's Chairman and Non-executive Directors shareholding policy or employee share plans as appropriate:

Name of PDMR	Position of PDMR	No. of Shares purchased	Purchase price
Howard Davies	Chairman	186	£2.3730
Frank Dangeard	Non-executive Director	49	£2.3730
Roisin Donnelly	Non-executive Director	49	£2.3730
Patrick Flynn	Non-executive Director	49	£2.3730
Yasmin Jetha	Non-executive Director	50	£2.3730
Stuart Lewis	Non-executive Director	28	£2.3730
Mark Seligman	Non-executive Director	50	£2.3730
Lena Wilson	Non-executive Director	49	£2.3730
Oliver Holbourn	CEO, RBSI	3,605	£2.3730
David Lindberg	CEO, Retail Banking	8,859	£2.3730

* Note: the nominal value of ordinary shares without rounding is £1.076923076923077 per share

The transactions took place on the London Stock Exchange (XLON).

Legal Entity Identifier: 2138005O9XJIJN4JPN90

For further information contact:-

NatWest Group Investor Relations
Alexander Holcroft
Head of Investor Relations
+44 20 7672 1758

NatWest Group Media Relations
+44(0)131 523 4205

Exhibit No. 5

NatWest Group plc
Total Voting Rights and Capital

In conformity with the Disclosure Guidance and Transparency Rules, NatWest Group plc ("NWG") hereby notifies the following in respect of its issued share capital with voting rights as at 29 September 2023.

Share Class and nominal value	Number of Shares issued	Voting rights per share	Total Voting rights -
			29 September 2023
Ordinary Shares of £1.0769* (excluding ordinary shares held in treasury)	8,883,490,748	4	35,533,962,992
Ordinary Shares of £1.0769* held in treasury	204,975,221	4	Voting rights not exercisable
11% Cumulative Preference Shares of £1	240,686	4	962,744
5.5% Cumulative Preference Shares of £1	242,454	4	969,816
Total:	9,088,949,109		35,535,895,552

* Note: the nominal value of Ordinary Shares without rounding is £1.076923076923077 per share

Shareholders may use the above figure of 35,535,895,552 for their calculations to determine whether they are required to notify their interest in, or a change to their interest in, NWG under the FCA's Disclosure Guidance and Transparency Rules.

Legal Entity Identifier: 2138005O9XJIJN4JPN90

Date: 29 September 2023

NATWEST GROUP plc (Registrant)

By: /s/ Jan Cargill

Name: Jan Cargill
Title: Chief Governance Officer and Company Secretary